09040424

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 14052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Touchstone Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

OFFICIAL USE ONLY
47-6046379
Firm I.D. NO.

303 Broadway - Suite 1100
(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft — (800)-543-8721
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center

312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
APR 09 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Touchstone Securities, Inc.**, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Terrie A. Wiedenheft

Signature

Sr. VP & Chief Financial Officer

Title

BRENDA L. BAKER
Notary Public, State of Ohio
My Commission Expires 03-06-2013

Brenda L Baker

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202
Tel: 513 612 1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Touchstone Securities, Inc.

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc., an indirect wholly-owned subsidiary of The Western and Southern Life Insurance Company, as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Touchstone Securities, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2009

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 11,367,858
Unaffiliated accounts receivable	751,801
Receivable from affiliates	680,131
Federal income tax receivable from affiliate	984,712
Deferred commission costs	948,709
Prepaid and other assets	545,543
Total assets	$ 15,278,754
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to affiliates	$ 879,635
Accrued expenses	6,028,518
Deferred income tax liability	89,321
Total liabilities	6,997,474
Stockholder's equity:	
Common stock, $100 par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	66,824,377
Accumulated deficit	(58,643,097)
Total stockholder's equity	8,281,280
Total liabilities and stockholder's equity	$ 15,278,754

See accompanying notes.

Touchstone Securities, Inc.

Statement of Operations

Year Ended December 31, 2008

Revenue:		
Commissions	$	82,191,197
Sales distribution and shareholder servicing fees		11,787,162
Underwriting		330,859
Interest and dividend income		304,270
Other income		23,595
Total revenue		94,637,083
Expenses:		
Commissions		77,228,438
Sales and distribution		10,596,615
Management service arrangements		8,464,563
Marketing, printing and promotion		1,206,781
Employee compensation and benefits		6,115,085
Shared services		772,907
General and administrative		859,073
Travel		973,983
Professional fees		144,721
Occupancy		144,516
Total expenses		106,506,682
Loss before income tax benefit		(11,869,599)
Income tax benefit:		
Current income tax benefit		(4,067,751)
Deferred income tax benefit		(25,778)
Total income tax benefit		(4,093,529)
Net loss	$	(7,776,070)

See accompanying notes.

Touchstone Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2008	$ 100,000	$61,024,377	$(50,867,027)	$ 10,257,350
Capital contribution from parent	–	5,800,000	–	5,800,000
Net loss	–	–	(7,776,070)	(7,776,070)
Balance at December 31, 2008	$ 100,000	$66,824,377	$(58,643,097)	$ 8,281,280

See accompanying notes.

Touchstone Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows used in operating activities		
Net loss	$	(7,776,070)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax benefit		(25,778)
Amortization of deferred commission costs		1,729,936
Changes in operating assets and liabilities:		
Unaffiliated accounts receivable		856,152
Receivable from affiliates		717,783
Federal income tax receivable from affiliate		627,271
Additions to deferred commission costs		(1,109,078)
Prepaid and other assets		(8,373)
Payable to affiliates		(10,674,510)
Accrued expenses		1,635,861
Net cash used in operating activities		(14,026,806)
Cash flows provided by financing activities		
Capital contribution from parent		5,800,000
Net cash provided by financing activities		5,800,000
Net decrease in cash and cash equivalents		(8,226,806)
Cash and cash equivalents at beginning of year		19,594,664
Cash and cash equivalents at end of year	$	11,367,858

See accompanying notes.

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is authorized to hold both trading and investment securities. The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds) and fixed and variable annuities of its affiliates through affiliated sales representatives. The Company generates substantially all of its revenue from transactions with affiliates.

2. Significant Accounting Policies

Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. One key component of the implementation of SFAS 157 included the development of a three-tier fair value hierarchy. The money market fund investment held by the Company is valued based upon the definition of Level 1 inputs and is valued at $8,989,678 at December 31, 2008. In general, SFAS 157 defines Level 1 inputs, as fair values which use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

2. Significant Accounting Policies (continued)

Deferred Commission Costs

The Company pays commissions to brokers who sell Class B and C shares of the Touchstone Funds (a related party). As the sales distribution fees (12b-1 fees) associated with these commissions are earned over future periods, the commission costs incurred by the Company are deferred and amortized over the expected future periods of benefit in accordance with U.S generally accepted accounting principles. Amortization of $1,729,936 for the year ended December 31, 2008 is included in commissions expense on the Statement of Operations. B-share commissions are amortized over a period of 72 months. C-share commissions are amortized over a period of 12 months. Annually, the Company performs an impairment analysis of their deferred commission costs asset. As a result of the 2008 analysis, the Company recorded no impairment on the B-share and C-share deferred commission asset.

Revenue Recognition

Commission income and related expense pertaining to fixed and variable annuity and mutual fund transactions are recorded upon the execution of the contracts for annuity transactions and the trade date for mutual fund transactions.

Sales distribution fees (12b-1 fees) are recognized as earned based on an expense reimbursement agreement between the Company and an affiliate.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. SFAS No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

2. Significant Accounting Policies (continued)

The gross amount of deferred income tax liabilities recorded at December 31, 2008 is $89,321. The Company had no gross deferred tax assets recorded at December 31, 2008. The deferred income tax liability is attributable to deferred commissions. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes and meals and entertainment. The Company received $4,695,022 for income tax reimbursements in the current year. The amount of taxes currently receivable from WSLIC as of December 31, 2008 was $984,712.

The Company has reviewed its tax positions taken on federal income tax returns for each of the three open tax years and as of December 31, 2008 has determined that no uncertain tax positions exist.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Investments held in affiliated mutual funds totaled $8,989,678 as of December 31, 2008. Dividend income generated from these investments totaled $283,481 for the year ended December 31, 2008.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses. The Company incurred $772,907 of shared services expenses for the use of facilities and services provided by affiliates for the year ended December 31, 2008.

The Company serves as a distributor for annuity contracts and variable life products sold by its affiliates WSLAC, WSLIC, Integrity Life Insurance Company, and National Integrity Life Insurance Company (the Integrity Companies). During 2008, the Company recorded commission income of $400,969, $959,432 and $80,818,064 from WSLAC's, WSLIC's and the Integrity Companies' annuity sales, respectively.

3. Related Party Transactions (continued)

The Company receives sales distribution income (12b-1 fees) and shareholder servicing fee income from the Touchstone Funds as compensation for sales distribution efforts of the Company. Such fees amounted to $11,787,162 for the year ended December 31, 2008.

The Company participates in management service arrangements with the Integrity Companies for certain accounting and administrative services related to the fixed and variable annuity products issued by the Integrity Companies and underwritten by the Company. During 2008, the Company incurred $8,464,563 in expenses under this arrangement.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first twelve month period during which the employee worked a minimum of 1,000 hours. The Company matches one half of eligible contributions up to a maximum match of 1%. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions by the Company amounted to $25,750 for the year ended December 31, 2008.

Additionally, eligible employees of the Company are covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA. Contributions by the Company amounted to $114,783 for the year ended December 31, 2008.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2008, the Company's net capital, as defined, was $4,190,591, which was $3,669,358 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.87 to 1.

Supplementary Information

Touchstone Securities, Inc.

Schedule I – Computation of Net Capital

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2008

Computation of net capital			
1	Stockholder's equity	$	8,281,280
	Less non-allowable assets:		
2	Receivables, including income tax receivable from parent		2,416,644
3	Deferred commission costs and prepaid and other assets		1,494,252
5	Haircuts on securities held		179,793
6	Net capital	$	4,190,591
Computation of aggregate indebtedness			
7	Total aggregate indebtedness liabilities from statement of financial condition	$	6,997,474
8	Add controlled disbursement credit balance		821,033
9	Deduct adjustment based on Special Reserve Accounts (15c3-1) (c) (1) (VII)		–
10	Total aggregate indebtedness	$	7,818,507
Computation of basic net capital requirement			
11	Minimum net capital required (6 2/3% of line 10)	$	521,233
12	Minimum net capital required of reporting broker		5,000
13	Net capital requirement (greater of line 11 or 12)		521,233
14	Excess net capital (line 6 less line 13)		3,669,358
15	Excess net capital at 1000% (line 6 less 10% of line 10)		3,408,740
Computation of aggregate indebtedness to net capital			
16	Percentage of aggregate indebtedness to net capital (line 10/line 6)		187%

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 FOCUS filing.

Touchstone Securities, Inc.

Schedule II - Statement Regarding Rule 13c3-3

December 31, 2008

The Company's business is limited to the sale of mutual funds and variable annuities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202
Tel: 513 612 1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Touchstone Securities, Inc.

In planning and performing our audit of the financial statements of Touchstone Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2009

Financial Statements and Supplementary Information

Touchstone Securities, Inc.
Year Ended December 31, 2008
with Report and Supplementary Report of Independent Registered Public Accounting Firm

Touchstone Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm....1

Audited Financial Statements

Statement of Financial Condition....2
Statement of Operations....3
Statement of Changes in Stockholder's Equity....4
Statement of Cash Flows....5
Notes to Financial Statements....6

Supplementary Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934....11
Schedule II – Statement Regarding Rule 15c3-3....12

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)....13